Exhibit 99.3

	CHAIRMAN EMERITUS CLARENCE M. NETHERLAND	EXECUT1VE COMMITTEE G. LANCE BINDER - DALLAS
NETHERLAND, SEWELL	CHAIRMAN & CEO	DANNY D. SIMMONS - HOUSTON
& ASSOCIATES, INC.	FREDERIC D. SEWELL	P. SCOTT FROST - DALLAS
WORLDWIDE PETROLEUM CONSULTANTS	PRESIDENT & COO	DAN PAUL SMITH - DALLAS
ENGINEERING • GEOLOGY • GEOPHYSICS	C.H. (SCOTT) REES III	JOSEPH J. SPELLMAN - DALLAS
• PETROPHYSICS		THOMAS I. TELLA II - DALLAS

February 20, 2007

Ms. Susan M. Cunningham

Noble Energy, Inc.

Suite 100

100 Glenborough Drive

Houston, Texas 77067

Dear Ms. Cunningham:

In accordance with your request, we have audited the estimates prepared by Noble Energy, Inc. (Noble), as of December 31, 2006, of the proved reserves to the Noble interest in certain oil and gas properties located in the United States and throughout the world. These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves conform to the guidelines of the United States Securities and Exchange Commission (SEC). We have examined the estimates with respect to reserve quantities and future producing rates. We have also examined the estimates with respect to reserve categorization, using the definitions for proved reserves set forth in SEC Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance.

The following table sets forth Noble’s estimates of the net reserves, as of December 31, 2006, for the audited properties:

	Net Reserves
Category	Oil (MBBL)	Gas (MMCF)

Proved Developed
Producing	209,789.0	1,829,493.0
Non- Producing	29,801.6	275,525.8
Proved Undeveloped	56,499.2	1,125,795.1

Total Proved	296,089.8	3,230,813.9

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Noble are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Noble’s proved reserves shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Noble in preparing the

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December 31, 2006, reserve estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Noble.

The estimates shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Noble’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserve categorization conveys the relative degree of certainty; the estimates of reserves included herein have not been adjusted for risk.

Oil and gas prices were used only to determine economic limits for the properties and economic viability of future projects. Oil prices used by Noble are based on a December 31, 2006, Bloomberg West Texas Intermediate Cushing Spot price of $61.05 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Noble are based on a December 31, 2006, Bloomberg Henry Hub spot price of $5.66 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

Operating costs and capital costs were used by Noble only to determine economic limits for the properties and economic viability of future projects. Lease and well operating costs are based on historical operating expense records of Noble. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Noble are included only to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant in accordance with SEC guidelines. Noble’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.

It should be understood that our audit does not constitute a complete reserve study of the oil and gas properties of Noble. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 80 percent of the company’s total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Noble with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Noble’s overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Noble, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Noble Energy, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information

promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

		By:	/s/ Frederic D. Sewell, P.E.
Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ Danny D. Simmons, P.E.	By:	/s/ David E. Nice, P.G.
	Danny D. Simmons, P.E.		David E. Nice, P.G.
	Executive Vice President		Vice President

Date Signed: February 20, 2007		Date Signed: February 20, 2007

RBT:SRM

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